# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Definitive Healthcare Corp., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-039445
Filed by CIK 0001929389

## Reporting persons
- Irenic Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See item 2 for additional information.
- Irenic Capital Evergreen Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See item 2 for additional information.
- Adam Katz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See item 2 for additional information.
- Andrew Dodge: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: Definitive Healthcare Corp.
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, MA, 01701

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being jointly filed by (i) Irenic Capital Management LP, a Delaware limited partnership ("Irenic Capital"), (ii) Irenic Capital Evergreen Master Fund LP, a Cayman Islands limited partnership ("Irenic Evergreen Master Fund"), (iii) Adam Katz and (iv) Andrew Dodge, with respect to the shares of Class A Common Stock, $0.001 par value (the "Class A Common Stock"), of the Company held by Irenic Evergreen Master Fund. Irenic Capital is the investment manager of Irenic Evergreen Master Fund. Irenic Capital Management GP LLC ("Irenic Capital GP"), a Delaware limited liability company, is the general partner of Irenic Capital. Irenic Capital Evergreen Fund GP LLC ("Irenic Evergreen GP"), a Delaware limited liability company, is the general partner of Irenic Evergreen Master Fund. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP.
Address of principal business office or, if none, residence: The business address of each of Irenic Capital, Irenic Evergreen Master Fund, Irenic Capital GP, Irenic Evergreen GP and Messrs. Katz and Dodge is 767 Fifth Avenue, 15th Floor, New York, NY 10153.
Citizenship: Irenic Capital is a Delaware limited partnership. Irenic Evergreen Master Fund is a Cayman Islands limited partnership. Irenic Capital GP and Irenic Evergreen GP are Delaware limited liability companies. Messrs. Katz and Dodge are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated as of October 3, 2024, by and between Irenic Capital Management LP, Irenic Capital Evergreen Master Fund LP, Adam Katz and Andrew Dodge (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 3, 2024).

## Signatures
- Irenic Capital Management LP: /s/ Joshua Brodman, Joshua Brodman, Chief Compliance Officer (05/15/2025)
- Irenic Capital Evergreen Master Fund LP: /s/ Joshua Brodman, Joshua Brodman, Chief Compliance Officer of Irenic Capital Management LP, its Investment Manager (05/15/2025)
- Adam Katz: /s/ Adam Katz, Adam Katz (05/15/2025)
- Andrew Dodge: /s/ Andrew Dodge, Andrew Dodge (05/15/2025)